EXHIBIT 12

CATERPILLAR FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF PROFIT TO FIXED CHARGES

(Unaudited)
(Dollars in Millions)

	Three Months Ended
	March 31,	March 31,
	2010	2009

Profit	$53	$51

Add:
Provision for income taxes	16	16

Deduct:
Partnership income	-	-

Profit before income taxes and partnership income	$69	$67

Fixed charges:
Interest expense	$234	$282
Rentals at computed interest*	1	2

Total fixed charges	$235	$284

Profit before income taxes plus fixed charges	$304	$351

Ratio of profit before income taxes plus fixed charges to fixed charges	1.29	1.24

*Those portions of rent expense that are representative of interest cost.